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                                                                  EXHIBIT (a)(4)

                        BINDVIEW DEVELOPMENT CORPORATION

                        ADDENDUM FOR EMPLOYEES IN INDIA

         BindView Development Corporation ("BindView") is making a rescission offer to those employees of BindView and its subsidiaries who previously accepted the Exchange Offer. The rescission offer is being made upon the terms and subject to the conditions set forth in the Offer to Rescind the Exchange of Certain Outstanding Options for New Options (the "Rescission Offer Document") and in the related Notice to Withdraw From the Exchange Offer form (the "Notice to Withdraw" or "Notice of Withdrawal form", and together with this Rescission Offer Document, as they may be amended or supplemented from time to time, the "Rescission Offer"). This addendum indicates changes from the terms and conditions of the Rescission Offer Document and the Notice to Withdraw that are applicable to you. Any section, term, definition, or condition in this addendum supercedes the corresponding section, term, definition or condition in the Rescission Offer Document and Notice to Withdraw. Except as amended by this addendum, the sections, terms, definitions, or conditions in the Rescission Offer Document and Notice to Withdraw shall have the meaning and effect described therein.

                           RESCISSION OFFER DOCUMENT

        (The following are the changes to the Rescission Offer Document)

         The term "New Options" means new option grants to purchase shares of BindView common stock under the 2000 Indian Plan.

         Any reference in the Rescission Offer Document made to tax consequences and considerations are specific to the United States Tax Code and likely are not comparable to India tax laws. Therefore, references to tax consequences and considerations in the Rescission Offer Document are not likely to be applicable to you, unless you are subject to the U. S. federal tax laws. We urge you to obtain counsel from a financial or tax advisor to determine any tax consequences and considerations you may have pursuant to participation in either the Exchange Offer or the Rescission Offer.

         If you wish to accept the Rescission Offer and wish to withdraw one or more of your option grants from the Exchange, you must complete and sign the Notice to Withdraw and return your signed Notice to Withdraw form and any other required documents to us at BindView India Private Limited, 4 th Floor MRSS Bldg. 5 B. J. Road, Pune, Maharashtra, 411-001, INDIA, Attn: Abhay Joshi. We are requiring that all hard copy Notice to Withdraw forms be physically received by 5:00 p.m. Pune time (if mailed, it must be postmarked) on the Rescission Offer Expiration Date, currently expected to be June 27, 2003 unless we extend it.

   SUMMARY TERM SHEET (BEGINNING ON PAGE 3 OF THE RESCISSION OFFER DOCUMENT)

         22. WHAT HAPPENS IF BINDVIEW MERGES INTO OR IS ACQUIRED BY ANOTHER COMPANY?

                           The consequence and effect of a merger or
                  acquisition of BindView will differ depending on the timing and form of the transaction.

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                           If we merge into or are acquired by another company
                  before the expiration of this Rescission Offer, you may withdraw your returned Qualifying Old Options and exercise them in accordance with the terms of the applicable Plan and option agreement.

                           If before the New Options are granted, we are
                  acquired and become a subsidiary of the acquiring corporation after the expiration of this Rescission Offer and you have not accepted this Rescission Offer, our obligations in connection with this Rescission Offer would not be automatically assumed by the acquiring corporation. Whether or not the obligation to grant the New Options is assumed would depend on the terms of the acquisition agreement. While we expect that we would seek to make provisions in the acquisition agreement for the granting of the New Options to tendering option holders, we cannot guarantee what, if any, provision would be made. AS A RESULT, WE CANNOT GUARANTEE THAT ANY NEW OPTIONS WOULD BE GRANTED BY THE ACQUIROR IN THE EVENT OF SUCH AN ACQUISITION. THEREFORE, IF YOU DO NOT ACCEPT THIS RESCISSION OFFER, IT IS POSSIBLE THAT YOU MIGHT NOT RECEIVE ANY NEW OPTIONS FROM THE ACQUIRING CORPORATION.

                           If, before the New Options are granted, instead of
                  becoming a subsidiary, we are merged directly into another entity after the expiration of this Rescission Offer and you have not accepted this Rescission Offer, the surviving corporation would automatically assume our obligations with respect to the Exchange Offer. The New Options would be option grants to purchase shares of the surviving corporation. The number of shares would be equal to the number of our shares that you would have received under the New Option multiplied by the exchange ratio that was used in the transaction. The exercise price would be based on the fair market value of the surviving corporation's stock on the date the New Options are granted. (See "Section 5 Acceptance of Options for Exchange and Issuance of New Options, Subsection `Consequences of BindView Being Acquired'" of this addendum)

         RESCISSION OFFER (BEGINNING ON PAGE 13 OF THE RESCISSION OFFER
         DOCUMENT)

         Section 4 Withdrawal Rights (page 15)

                  4.       WITHDRAWAL RIGHTS.

                           You may only withdraw your returned options in
                  accordance with the provisions of this Section 4. If your employment with us terminates prior to the Rescission Offer Expiration Date, your returned Qualifying Old Options will automatically be withdrawn. If automatically withdrawn, you may exercise those options to the extent they are vested at the time of your termination, but only during the limited period for which those options remain exercisable following your termination.

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                           You may withdraw your returned options at any time
                  before 5:00 p.m., Pune time, on June 27, 2003. If this Rescission Offer is extended by us beyond that time, you may withdraw your returned Qualifying Old Options at any time until the extended Rescission Offer Expiration Date.

                           To validly withdraw your returned options, you must
                  deliver to us to the attention of Abhay Joshi a properly completed and executed Notice of Withdrawal form, or a facsimile thereof, with the required information, while you still have the right to withdraw the returned options. Any Notice of Withdrawal form sent to us by mail must be postmarked no later than the Rescission Offer Expiration Date.

                           ALTHOUGH YOU MAY WITHDRAW SOME, BUT NOT ALL, OF YOUR
                  RETURNED QUALIFYING OLD OPTIONS, YOU MAY NOT WITHDRAW ONLY A PORTION OF A PARTICULAR RETURNED QUALIFYING OLD OPTION.

                           Except in accordance with the next sentence, a
                  Notice of Withdrawal form must be executed by the option holder who returned the options to be withdrawn. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the Notice to Withdraw.

                           You may not rescind any withdrawal, and any options
                  you withdraw will thereafter be deemed not properly returned for purposes of the Exchange Offer.

                           Neither BindView nor any other person is obligated
                  to give notice of any defects or irregularities in any Notice to Withdraw, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of Notices to Withdraw. Our determination of these matters will be final and binding.

         Section 5 Acceptance of Options for Exchange and Issuance of New Options, Subsection "Consequences of BindView Being Acquired" (page 17)

                           If we merge into or are acquired by another company
                  before the end of the period for accepting this Rescission Offer, you may withdraw your previously-surrendered Qualifying Old Options and have all the rights afforded you to acquire our common stock under the existing agreements evidencing those options.

                           If we are acquired and become a subsidiary of the
                  acquiring corporation after the Rescission Offer Expiration Date but before the New Options are granted, the obligations of BindView in connection with the Exchange Offer would not be automatically assumed by the acquiring corporation. Whether or not the obligation to grant the New Options is assumed would depend on the terms of the acquisition agreement. While we expect that we would seek to make provision

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                  for participating option holders in the acquisition
                  agreement, we cannot guarantee what, if any, provision would be made. AS A RESULT, WE CANNOT GUARANTEE THAT ANY NEW OPTIONS WOULD BE GRANTED BY THE ACQUIRING COMPANY IN THE EVENT OF SUCH AN ACQUISITION. THEREFORE, IF YOU DO NOT ACCEPT THIS RESCISSION OFFER, IT IS POSSIBLE THAT YOU MIGHT NOT RECEIVE ANY NEW OPTIONS FROM THE ACQUIRING COMPANY.

                           If, instead of becoming a subsidiary, we are merged
                  directly into another entity after the Rescission Offer Expiration Date but before the New Options are granted, the surviving corporation would automatically assume our obligations with respect to the Exchange Offer. The New Options would be options to purchase shares of the surviving corporation. The number of shares would be equal to the number of shares subject to your New Options at the time of the Rescission Offer Expiration Date, multiplied by the exchange ratio in effect for the exchange of shares of our common stock for shares of the surviving corporation in the merger. The exercise price would be based on the market price of the surviving corporation's stock on the date the New Options are granted.

                           If we merge into or are acquired by another company
                  after the grant of the New Options, those options may be assumed by the merged company or the acquiring company, in which event they would continue to vest in accordance with the vesting schedule in effect for them prior to the acquisition. If the New Options are not assumed then except as otherwise provided in an option agreement or as a result of the Board of Director's effectuation of one or more of the alternatives described below, there will be no acceleration of the time at which any Option then outstanding may be exercised, and no later than ten (10) days after the approval by the stockholders of BindView of such merger, the Board, acting in its sole and absolute discretion without the consent or approval of any New Option holder, shall act to effect one or more of the following alternatives, which may vary among individual New Option holders and which may vary among New Options held by any individual New Option holder:

                           (1) accelerate the time at which some or all of the
                  New Options then outstanding may be exercised so that the New Options may be exercised in full for a limited period of time on or before a specified date fixed by the Board, after which specified date all such New Options that remain unexercised and all rights of New Option holders thereunder shall terminate,

                           (2) require the mandatory surrender to BindView by
                  all or selected New Option holders of some or all of the then outstanding New Options held by such New Option holders (irrespective of whether such New Options are then exercisable under the provisions of the 2000 Indian Plan or the option agreements evidencing such New Options) as of a date, before or after such merger, specified by the Board, in which event the Board shall thereupon cancel such New Options and BindView shall pay to each such New Option holder an amount of cash per share equal to the excess, if any, of the per share price offered to stockholders of

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                  BindView in connection with the merger over the exercise
                  price(s) under such New Options for such shares,

                           (3) with respect to all or selected New Option
                  holders, have some or all of their then outstanding New Options (whether vested or unvested) assumed or have a new option substituted for some or all of their then outstanding New Options (whether vested or unvested) by an entity which is a party to the merger and which is then employing him, or a parent or subsidiary of such entity, provided that (A) such assumption or substitution is on a basis where the excess of the aggregate Fair Market Value of the Shares subject to the option immediately after the assumption or substitution over the aggregate exercise price of such shares is equal to the excess of the aggregate Fair Market Value of all shares subject to the option immediately before such assumption or substitution over the aggregate exercise price of such shares, and (B) the assumed rights under such existing option or the substituted rights under such new option as the case may be will have the same terms and conditions as the rights under the existing option assumed or substituted for, as the case may be,

                           (4) provide that the number and class of shares of
                  Common Stock covered by a New Option (whether vested or unvested) theretofore granted shall be adjusted so that such New Option when exercised shall thereafter cover the number and class of shares of stock or other securities or property (including, without limitation, cash) to which the New Option holder would have been entitled pursuant to the terms of the agreement and/or plan relating to the merger if, immediately prior to the merger, the New Option holder had been the holder of record of the number of shares of Common Stock then covered by such New Option, or

                           (5) make such adjustments to New Options then
                  outstanding as the Board deems appropriate to reflect the merger (provided, however, that the Board may determine in its sole and absolute discretion that no such adjustment is necessary).

                           In effecting one or more of alternatives (3), (4) or
                  (5) above, and except as otherwise may be provided in an option agreement, the Board, in its sole and absolute discretion and without the consent or approval of any New Option holder, may accelerate the time at which some or all New Options then outstanding may be exercised.

         Section 8 Source and Amount of Consideration; Terms of New Options, Subsection "2000 Plan" (page 22)

                           2000 Indian Plan. The following description of the
                  2000 Indian Plan is a summary of the principal provisions of that document but is not complete. The description is subject to, and qualified in its entirety by reference to, all provisions of the 2000 Indian Plan. The complete document, as most recently amended, has been filed as Exhibit 10.43 to our annual report on Form 10-K filed with the U.S.

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                  Securities and Exchange Commission on March 31, 2003. Please
                  contact Abhay Joshi, to receive a copy of the 2000 Indian Plan document. We will promptly furnish you copies of this document at our expense.

                  2000 Indian Plan

                           General. The 2000 Indian Plan is administered (the
                  "Administrator") by BindView's Board of Directors or a committee of directors appointed by the Board of Directors (the "Committee"). The Administrator, subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, has the discretion to determine which eligible individuals receive option grants or stock awards, the time or times when those grants or awards are to be made, and the number of shares subject to each such grant or award.

                           Share Reserve. An aggregate of 500,000 shares of
                  common stock have been reserved for issuance over the term of the 2000 Indian Plan. The shares of common stock issuable under the 2000 Indian Plan may be drawn from shares of our authorized but unissued common stock or from shares of our treasury shares. Shares subject to any outstanding options under the 2000 Indian Plan which expire or otherwise terminate or are surrendered prior to exercise will be available for reissuance.

                           Eligibility. Eligible Person means any person,
                  including officers and directors, employed by BindView or any Subsidiary or any person who is engaged by the BindView or any Subsidiary to render consulting or advisory services to such entity.

                           Change in Capital Structure. The existence of
                  outstanding options or stock awards will not affect the right or power of BindView or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in BindView's capital structure. If BindView effects a subdivision or consolidation of shares or other capital readjustments, the payment of a stock dividend or other increase or reduction of the number of shares of the stock outstanding, then the shares of stock subject to outstanding options under the 2000 Plan will be adjusted. If a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in BindView's capital structure occurs, the 2000 Plan provides that the Board of Directors, acting in its sole and absolute discretion may effect one of several alternative methods of exchange, adjustment, acceleration, termination or other appropriate adjustment. See "Section 5 Acceptance of Options for Exchange and Issuance of New Options, Subsection `Consequences of BindView Being Acquired'" of this addendum for a more detailed description of such alternatives.

                           Amendment and Termination. The Board may amend
                  terminate or suspend the 2000 Indian Plan at any time, in its sole and absolute discretion. The

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                  Board shall obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable laws.

                           Inability to Obtain Authority. The inability of
                  BindView to obtain authority from any regulatory body having jurisdiction, which authority is deemed by BindView's counsel to be necessary to the lawful issuance and sale of any shares hereunder, shall relieve BindView of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained.

                           Options. The consideration for the shares to be
                  issued upon exercise of an option will be (i)cash, certified check, bank draft, or postal or express money order payable to the order of BindView for an amount equal to the option price of the shares, (ii)shares of Common Stock that have been legally and beneficially owned by the option holder for at least six months ("Mature Shares"), at their Fair Market Value (as defined in the 2000 Indian Plan) on the date of exercise, (iii) payment to BindView, through a broker-assisted exercise that is approved by the Committee, for an amount equal to the option price of the shares and BindView's minimum tax withholding obligation, if any,
                  (iv)any combination of (i), (ii), or (iii) and/or (v)any other form of payment which is acceptable to the Committee; provided, however, that the consideration for the shares to be issued upon exercise of any option granted hereunder shall be permitted under Section 8(b) of the 2000 Indian Plan only to the extent permitted under applicable laws, including without limitation foreign exchange regulations. Notwithstanding any other provision of the 2000 Indian Plan, the Committee shall have the authority to cause an option holder to utilize a different method of exercise if the method selected by the option holder could result in adverse accounting treatment for BindView.

                           If an option holder ceases to be an Eligible Person,
                  other than upon the option holder's death or disability, the option holder may exercise his or her option within such period of time (of at least thirty (30) days) as is specified in the option agreement to the extent that the option is vested on the date of termination (but in no event later than the expiration of the term of such option as set forth in the option agreement). In the absence of a specified time in the option agreement, the option shall remain exercisable for three (3) months following the option holder's termination. If, on the date of termination, the option holder is not vested as to his or her entire option, the shares covered by the unvested portion of the option shall revert to the 2000 Indian Plan. If, after termination, the option holder does not exercise his or her option within the time specified by the Administrator, the option shall terminate, and the shares covered by such option shall revert to the 2000 Indian Plan.

                           Options under this Plan may be granted in
                  substitution for stock options held by employees of other corporations who are about to become employees of or affiliated with BindView as a result of a merger or consolidation of the employing corporation, an acquisition by BindView of the assets of the

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                  employing corporation or an acquisition by BindView of stock of the employing corporation.

         Section 14 Material U.S. Federal Income Tax Consequences. (page 27)

                  This section is only applicable for persons subject to U.S. federal income tax laws.

                   NOTICE TO WITHDRAW FROM THE EXCHANGE OFFER

           (The following are the changes to the Notice to Withdraw)

         The term "New Options" means new option grants to purchase shares of BindView common stock under the 2000 Indian Plan.

         Any reference in the Notice to Withdraw made to tax consequences and considerations are specific to the United States Tax Code and likely are not comparable to India tax laws. Therefore, references to tax consequences and considerations in the Rescission Offer Document are not likely to be applicable to you, unless you are subject to U.S. federal income tax laws. We urge you to obtain counsel from a financial or tax advisor to determine any tax consequences and considerations you may have pursuant to participation in either the Exchange Offer or the Rescission Offer.

         If you wish to accept the Rescission Offer and wish to withdraw one or more of your option grants from the Exchange, you must complete and sign the Notice to Withdraw and return your signed Notice to Withdraw form and any other required documents to us at BindView India Private Limited, 4 th Floor MRSS Bldg. 5 B. J. Road, Pune, Maharashtra, 411-001, INDIA, Attn: Abhay Joshi. We are requiring that all hard copy Notice to Withdraw forms be physically received by 5:00 p.m. Pune time (if mailed, it must be postmarked) on the Rescission Offer Expiration Date, currently expected to be June 27, 2003 unless we extend it.

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